SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citicorp Mortgage Securities, Inc.	0000811785
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K ~~dated~~ FOR April 24, 2002	333-72082
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part) (Give Period of Report)	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 24, 2002.

Citicorp Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Howard Darmstadter
Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS 8-K AND EXHIBIT CONSISTING OF COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 24, 2002
(Date of earliest event reported)

CITICORP MORTGAGE SECURITIES, INC.
(Packager and Servicer)
(Issuer in Respect of the REMIC Pass-Through Certificates Series 2002-3)
(**Exact name of registrant as specified in charter**)

Delaware	333-72082	13-3408717
(State or other jurisdiction of organization)	**(Commission File Nos.)**	**(I.R.S. Employer Identification No.)**

12855 North Outer Forty Drive, St. Louis, Missouri 63141
(Address of principal executive offices) (Zip Code)

Registrant's Telephone Number, including area code (314) 851-1467

(Former name, former address and former fiscal year, if changed since last report.)

Item 5. <u>Other Events</u>.

CITICORP MORTGAGE SECURITIES, INC.
REMIC Pass-Through Certificates, Series 2002-5

Attached as Exhibit I are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) and/or Structural Term Sheets (as defined in the no-action letter dated February 17, 1995 issued by the Securities and Exchange Commission to the Public Securities Association) prepared by Goldman, Sachs & Co. that are required to be filed pursuant to such letters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CITICORP MORTGAGE SECURITIES, INC.
(Registrant)

By: ______________________
Howard Darmstadter
Assistant Secretary

Dated: April 24, 2002

EXHIBIT INDEX

Goldman, Sachs & Co.
APRIL30VANB

Print Date: 4/4/02
Print Time: 4:49 PM

Collateral Summary

Type		Coupon	6.500%
Offering	$434.00 MM	WAC	7.000%
Dated Date	04/01/02	WAM	356.0
Settlement	04/29/02	AGE	1.0
First Pmt	05/25/02	Frequency	Monthly

Structure Summary

Pricing Speed	275 PSA

Tranche Description

Class	Type	Orig	Avail	Coupon	Avl	Spr/Tsy	Spr/AVL	Yield	Price	Dur	Window	Stated Band	Comments
A		296,000,000.00	296.000	6.500	3.510	153/5	**201/3.5**	6.1955%	100-24	2.98	05/02-09/09		3.5 yr
VA	AD	25,322,000.00	25.322	6.500	4.990	154/5	**150/5.0**	6.2077%	101-03+	4.03	05/02-01/10		5.0 yr AD
VB	AD	28,862,000.00	28.862	6.500	8.499	130/10	**146/8.5**	6.5780%	99-20+	6.34	01/10-08/11		8.5 yr AD
Z	Z	30,000,000.00	30.000	6.500	13.910	208/10	199/13.9	**7.3600%**	90-12+	12.40	09/11-12/31		13.9 yr Z
NAS		43,400,000.00	43.400	6.500	11.256	148/10	145/11.3	**6.7600%**	98-09+	7.43	05/07-12/31		11.3 yr
SUB	SUB	10,416,000.00	10.416	6.500	10.779	130/10	128/10.8	6.5805%	**99-20**	7.18	05/02-12/31		10.8 yr Subordinate

Market Data

TIME: 3:00 PM (3-Apr-02)

6mo	2.07400%		
1yr	2.61000%	5yr	4.66400%
2yr	3.53000%	7yr	4.90960%
3yr	3.90800%	10yr	5.27800%
4yr	4.28600%	30yr	5.73000%

Deal Comments

00005

Collateral Summary

Type		Coupon	6.500%
Offering	$434.00 MM	WAC	7.000%
Dated Date	04/01/02	WAM	356.0
Settlement	04/29/02	AGE	1.0
First Pmt	05/25/02	Frequency	Monthly

Structure Summary

Pricing Speed 275 PSA

A : 3.5 yr

Par : $296.000 Spread : 153/5, 201/3.5
Coup : 6.500% Price : 100-24

PSA	Avl	Dur	Window	Yield
100	7.519	5.40	05/02-10/19	6.3716
200	4.477	3.65	05/02-07/12	6.2671
300	3.294	2.82	05/02-02/09	6.1736
400	2.696	2.37	05/02-06/07	6.0943
500	2.332	2.08	05/02-08/06	6.0257

VA : 5.0 yr AD

Par :~ $25.322 Spread : 154/5, 150/5.0
Coup : 6.500% Price : 101-03+

PSA	Avl	Dur	Window	Yield
100	5.229	4.17	05/02-10/11	6.2203
200	5.229	4.17	05/02-10/11	6.2203
300	4.818	3.92	05/02-06/09	6.1974
400	4.146	3.48	05/02-11/07	6.1476
500	3.631	3.11	05/02-12/06	6.0957

VB : 8.5 yr AD

Par : $28.862 Spread : 130/10, 146/8.5
Coup : 6.500% Price : 99-20+

PSA	Avl	Dur	Window	Yield
100	12.935	8.45	10/11-04/18	6.5807
200	10.964	7.61	10/11-04/14	6.5798
300	7.865	5.97	06/09-12/10	6.5774
400	6.060	4.86	11/07-11/08	6.5748
500	4.955	4.11	12/06-08/07	6.5723

Z : 13.9 yr Z

Par : $30.000 Spread : 208/10, 199/13.9
Coup : 6.500% Price : 90-12+

PSA	Avl	Dur	Window	Yield
100	22.915	20.53	10/19-12/31	7.0556
200	17.305	15.44	04/14-12/31	7.2087
300	12.900	11.51	12/10-12/31	7.4192
400	9.338	8.49	12/08-12/31	7.7134
500	6.569	6.21	08/07-12/31	8.1290

NAS : 11.3 yr

Par : $43.400 Spread : 148/10, 145/11.3
Coup : 6.500% Price : 98-09+

PSA	Avl	Dur	Window	Yield
100	15.489	8.94	05/07-12/31	6.7309
200	12.609	7.94	05/07-12/31	6.7488
300	10.901	7.28	05/07-12/31	6.7634
400	9.797	6.82	05/07-12/31	6.7754
500	9.014	6.46	05/07-12/31	6.7858

SUB : 10.8 yr Subordinate

Par : $10.416 Spread : 130/10, 128/10.8
Coup : 6.500% Price : 99-20

PSA	Avl	Dur	Window	Yield
100	14.731	8.61	05/02-12/31	6.5819
200	12.039	7.66	05/02-12/31	6.5810
300	10.450	7.05	05/02-12/31	6.5804
400	9.436	6.61	05/02-12/31	6.5798
500	8.739	6.29	05/02-12/31	6.5794

Market Data

TIME: 3:00 PM (3-Apr-02)

6mo	2.07400%		
1yr	2.61000%	5yr	4.66400%
2yr	3.53000%	7yr	4.90960%
3yr	3.90800%	10yr	5.27800%
4yr	4.28600%	30yr	5.73000%

Deal Comments

CMO APRIL30VANB4 Z
Scenario Report (GS)

Goldman Sachs

13.9 yr Z — Generated: 04/09/2002 12:27:22

CUSIP	Monthly	As Of	4/02	Pricing	4/8/02	Original	30,000,000.00
Description: Z				Settle	4/29/02	Balance	30,000,000.00
Coupon: 6.500%				Next Proj	5/25/02	Factor	1.00000000
Collateral: Cpn 6.50	WAC 7.00	WAM 356	WALA 1	Stated Final	0/0/00	Delay	24

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		275	100	200	300	400	500	600
	Av Life	13.910	22.915	17.305	12.900	9.338	6.569	5.211
Price	Window	9/11-12/31	10/19-12/31	4/14-12/31	12/10-12/31	12/08-12/31	8/07-12/31	11/06-7/08
90-00	Yield	7.395	7.077	7.237	7.457	7.765	8.200	8.599
90-01	Yield	7.393	7.075	7.235	7.454	7.761	8.194	8.592
90-02	Yield	7.390	7.074	7.233	7.451	7.757	8.188	8.585
90-03	Yield	7.387	7.072	7.230	7.448	7.753	8.183	8.578
90-04	Yield	7.384	7.070	7.228	7.445	7.749	8.177	8.571
90-05	Yield	7.381	7.069	7.226	7.442	7.745	8.172	8.565
90-06	Yield	7.379	7.067	7.224	7.439	7.741	8.166	8.558
90-07	Yield	7.376	7.065	7.221	7.436	7.737	8.161	8.551
90-08	Yield	7.373	7.064	7.219	7.433	7.733	8.155	8.544
90-09	Yield	7.370	7.062	7.217	7.430	7.728	8.150	8.537
90-10	Yield	7.368	7.060	7.215	7.427	7.724	8.144	8.530
90-11	Yield	7.365	7.059	7.213	7.424	7.720	8.139	8.523
90-12	Yield	7.362	7.057	7.210	7.421	7.716	8.133	8.516
90-13	Yield	7.359	7.055	7.208	7.418	7.712	8.127	8.509
90-14	Yield	7.356	7.053	7.206	7.415	7.708	8.122	8.502
90-15	Yield	7.354	7.052	7.204	7.412	7.704	8.116	8.495
90-16	Yield	7.351	7.050	7.201	7.409	7.700	8.111	8.488

CMSI_025 - SUMMARY

DEAL SUMMARY REPORT CMSI_025

		ASSUMPTIONS			COLLATERAL			
				BALANCE	WAC	WAM	WAL	DUR
SETTLEMENT	29-APR-2002PREPAY	275	PSA	$434,380,051.69	6.960	356	5.96031	
1ST PAY DATE	25-MAY-2002DEFAULT	0	CDR					
	RECOVERY	0	MONTHS					
	SEVERITY		0%					

TRANCHE NAME	RATING	BALANCE	COUPON	PRINCIPAL WINDOW	AVG LIFE	DUR	BEY YIELD	SPREAD BP	BENCH	PRICE %	$@1BP	ACCRUED INT(M)	NETNET (MM)	DATED DATE	NOTES
PO		1,965,662.59	0.00000000	05/02 - 01/32	5.93262		0.00000	0	INTERP			0.00	0.000	01-APR-02	XRS_PO
WAC_IO		16,031,374.89	6.50000000	05/02 - 12/31	5.96429		0.00000	0	INTERP			0.00	0.000	01-APR-02	NTL_IO
1A8		42,198,000.00	6.50000000	05/07 - 01/32	11.25216	7.425	6.76016	213	INTERP	98.2969	30956.79	213.33	41.693	01-APR-02	FIX
1A1		50,000,000.00	6.50000000	05/02 - 08/09	3.37937	2.880	6.17915	241	INTERP	100.7500	14580.80	252.78	50.628	01-APR-02	FIX
1A2		27,324,888.00	2.36000000	05/02 - 08/09	3.37937		0.00000	0	INTERP			0.00	0.000	25-APR-02	FLT
1A3		27,324,888.00	6.14000000	05/02 - 08/09	3.37937		0.00000	0	INTERP			0.00	0.000	25-APR-02	INV_IO
1A4		218,599,112.00	6.25000000	05/02 - 08/09	3.37937		0.00000	0	INTERP			0.00	0.000	01-APR-02	FIX
1A5		25,322,000.00	6.50000000	05/02 - 12/09	4.96631	4.016	6.20628	188	INTERP	101.1094	10333.54	128.02	25.731	01-APR-02	FIX
1A6		28,658,000.00	6.50000000	12/09 - 07/11	8.38044	6.269	6.57685	195	INTERP	99.6406	17991.96	144.88	28.700	01-APR-02	FIX
1A7		29,887,000.00	6.50000000	07/11 - 01/32	13.79922	12.278	7.36793	274	INTERP	90.3906	33354.59	151.10	27.166	01-APR-02	FIX
SUBS		10,425,389.10	6.50000000	05/02 - 01/32	10.77346	7.176	6.58051	195	INTERP	99.6250	7491.03	52.71	10.439	01-APR-02	FIX

YIELD CURVE				SWAPS						EDSF						
MAT	1YR	3YR	5YR	7YR	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	1YR	2YR
YLD	2.36	3.63159	4.33900	4.63156	2.4300	3.4429	4.2255	4.6981	5.0208	5.2435	5.4128	5.5485	5.6598	5.7507	2.45	2.45

CMSI_025 - STACK PRICE/YIELD

	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA
1A8					
PRICE	98-09+	98-09+	98-09+	98-09+	98-09+
YIELD	6.73099	6.74897	6.76353	6.77561	6.78612
WAL	15.48320	12.60515	10.89716	9.79125	9.00483
PRINCIPAL WINDOW	MAY07 - JAN32	MAY07 - JAN32	MAY07 - JAN32	MAY07 - JAN32	MAY07 - JAN32
1A1					
PRICE	100-24	100-24	100-24	100-24	100-24
YIELD	6.36740	6.25653	6.15519	6.06739	5.98978
WAL	7.40877	4.34902	3.16253	2.56303	2.19709
PRINCIPAL WINDOW	MAY02 - SEP19	MAY02 - JUN12	MAY02 - DEC08	MAY02 - MAY07	MAY02 - JUN06
1A5					
PRICE	101-03+	101-03+	101-03+	101-03+	101-03+
YIELD	6.22112	6.22112	6.19534	6.14168	6.08712
WAL	5.24535	5.24535	4.78542	4.08014	3.55924
PRINCIPAL WINDOW	MAY02 - OCT11	MAY02 - OCT11	MAY02 - MAY09	MAY02 - OCT07	MAY02 - OCT06
1A6					
PRICE	99-20+	99-20+	99-20+	99-20+	99-20+
YIELD	6.57990	6.57887	6.57611	6.57316	6.57026
WAL	12.94652	10.87857	7.74308	5.93447	4.83206
PRINCIPAL WINDOW	OCT11 - APR18	OCT11 - FEB14	MAY09 - OCT10	OCT07 - OCT08	OCT06 - JUL07
1A7					
PRICE	90-12+	90-12+	90-12+	90-12+	90-12+
YIELD	7.05674	7.21258	7.42909	7.73641	8.17843
WAL	22.86865	17.23134	12.76151	9.15231	6.34571
PRINCIPAL WINDOW	SEP19 - JAN32	MAR14 - JAN32	NOV10 - JAN32	OCT08 - JAN32	JUL07 - JAN32
SUBS					
PRICE	99-20	99-20	99-20	99-20	99-20
YIELD	6.58187	6.58103	6.58036	6.57982	6.57937
WAL	14.72137	12.03182	10.44493	9.43187	8.73530
PRINCIPAL WINDOW	MAY02 - JAN32	MAY02 - JAN32	MAY02 - JAN32	MAY02 - JAN32	MAY02 - JAN32
LIBOR_1MO	**1.86**	**1.86**	**1.86**	**1.86**	**1.86**

CMSI_025 - PRICE/YIELD - 1A7

PRICE	275 PSA	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA
	YIELD	YIELD	YIELD	YIELD	YIELD	YIELD
90-00	7.40302	7.07775	7.24064	7.46695	7.78816	8.24998
90-01	7.40020	7.07607	7.23839	7.46391	7.78401	8.24424
90-02	7.39739	7.07438	7.23614	7.46088	7.77986	8.23851
90-03	7.39458	7.07270	7.23389	7.45785	7.77571	8.23278
90-04	7.39177	7.07102	7.23165	7.45481	7.77157	8.22705
90-05	7.38896	7.06933	7.22940	7.45178	7.76743	8.22132
90-06	7.38615	7.06765	7.22715	7.44875	7.76329	8.21559
90-07	7.38335	7.06597	7.22491	7.44573	7.75915	8.20987
90-08	**7.38054**	**7.06429**	**7.22267**	**7.44270**	**7.75501**	**8.20415**
90-09	7.37774	7.06261	7.22042	7.43967	7.75087	8.19843
90-10	7.37493	7.06093	7.21818	7.43665	7.74674	8.19271
90-11	7.37213	7.05925	7.21594	7.43363	7.74260	8.18700
90-12	7.36933	7.05758	7.21370	7.43060	7.73847	8.18129
90-13	7.36653	7.05590	7.21146	7.42758	7.73434	8.17558
90-14	7.36373	7.05422	7.20922	7.42456	7.73021	8.16987
90-15	7.36093	7.05255	7.20699	7.42154	7.72609	8.16416
90-16	7.35814	7.05087	7.20475	7.41853	7.72196	8.15846
WAL	**13.79922**	**22.86865**	**17.23134**	**12.76151**	**9.15231**	**6.34571**
PRINCIPAL WINDOW	**JUL11 - JAN32**	**SEP19 - JAN32**	**MAR14 - JAN32**	**NOV10 - JAN32**	**OCT08 - JAN32**	**JUL07 - JAN32**
LIBOR_1MO	**1.86**	**1.86**	**1.86**	**1.86**	**1.86**	**1.86**

April 24, 2002

Final Structural and Collateral Term Sheet

$554,093,955 (approximate) of Senior Certificates
Citicorp Mortgage Securities, Inc.
CMSI Series 2002-05

Features of the Transaction

- Offering consists of 2 tracks of senior securities totaling $554,093,955 expected to be rated AAA by two of the three: S&P, Fitch, or Moody's. The 2 tracks of seniors are expected to be approximately:
  $423,954,662.00 of 6.5% coupons (30 yrs)
  $130,139,293.00 of 6.0% coupons.(15 yrs)
- The overall expected amount of credit support for the senior certificates is 2.4% in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- All Collateral consists of single family, 10-year to 30-year, fixed-rate residential, first mortgages originated or acquired by Citicorp Mortgage Securities.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	April 29, 2002
Cut-off Date:	April 1, 2002
First Distribution Date:	May 25, 2002
Distribution Date:	25th of each month

Key Terms

Issuer: CMSI Series 2002-5
Underwriter: Goldman, Sachs & Co.
Servicer: Citicorp Mortgage Securities, Inc..
Trustee: Bank of New York
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the lesser of servicing, but in no case greater than 1/12th of 0.125% of the Pool Scheduled Principal Balance for such Distribution Date.
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual: Prior calendar month
Clean Up Call: 10% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest with a five-year prepayment lockout to junior certificates. The subordinated certificates will be cross-collateralized between the 2 groups.
Expected Subordination: 2.4% +/- 0.50%
Expected Rating Agencies: 2 of the 3: Fitch, Inc. ("Fitch"), Standard & Poor's ("S&P") or Moody's ("Moody's")
Minimum Denomination: Senior certificates - $1,000
Delivery: Senior certificates – DTC

Mortgage Pool Data (approximate)

	6.5% track	6.0% track
Total Outstanding Principal Balance:	$434,380,052	$133,339,455
Number of Mortgage Loans:	954	282
Average Original Principal Balance of the Mortgage Loans (000's):	$455	$473
Weighted Average Annual Mortgage Interest Rate:	6.96%	6.61%
Expected Servicing Fees (including Master Servicing Fee):	.25%	.25%
Weighted Average Maturity:	356	177
Weighted Average Seasoning:	3	2
Weighted Average Original Loan-To-Value Ratio:	65%	58%
Owner Occupied:	98%	96%
Originated Under the Full/Alt Documentation Program:	98%	96%
State Concentration > 10%	CA 22%	CA 25%
	NY 18%	NY 11%
	MA 10%	MA 10%